Exhibit 99.(a)(5)(GG)

Press Release

August 15, 2006

E.ON improves outlook after posting solid results

•	Posts significant increase in first-half adjusted EBIT

•	Remains confident about Endesa acquisition

In the first half of 2006 the E.ON Group continued its positive earnings development. E.ON grew sales by 31 percent year on year to €36,915 million (prior year: €28,174 million) and adjusted EBIT[1] by 13 percent to €4,836 million (€4,271 million). As anticipated, net income (after taxes and minority interests) of €2,827 million was below the high prior-year figure.

Consolidation effects and volume growth key positive factors

The Central Europe market unit increased adjusted EBIT by 5 percent to €2,545 million (€2,337 million). The Pan-European Gas market unit grew adjusted EBIT by 82 percent to €1,458 million (€803 million). The improvement in adjusted EBIT at Central Europe and Pan-European Gas is mainly attributable to power and gas price developments, the inclusion of newly consolidated companies in Bulgaria, Hungary, Romania, and the United Kingdom, and higher power and gas sales volumes. Central Europe’s adjusted EBIT was negatively impacted by provisions created to address the expected consequences of the government regulation of network charges in Germany. Nordic’s adjusted EBIT of €428 million was at the prior-year level (€428 million). By contrast, the U.K. market unit’s adjusted EBIT declined by 26 percent to €451 million (€613 million) due to CO2 certificate costs and higher procurement costs. Thanks to U.K.’s positive performance in the second quarter, the decline was significantly smaller than for the period ended March 31, 2006. The main factors in the 5 percent decline in U.S. Midwest’s adjusted EBIT from €173 million to €165 million were the costs associated with the participation in the Midwest Independent Transmission System Operator, introduced on April 1, 2005, as well as lower retail sales volumes due to significantly milder temperatures.

E.ON AG
E.ON Platz 1
D-40479 Düsseldorf

For information
please contact:

Dr. Peter Blau
T: +49-211-45 79-628
F: +49-211-45 79-629

Josef Nelles
T: +49-211-45 79-544
F: +49-211-45 79-566

www.eon.com
presse@eon.com

E.ON AG Press Release, August 15, 2006	Page 2 of 4

Earnings forecast raised

In view of its continued positive earnings performance, E.ON has raised its earnings forecast for full year 2006. E.ON now expects its adjusted EBIT to surpass the high prior-year level. However, E.ON will not repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the book gains on its successful Viterra and Ruhrgas Industries disposals.

E.ON achieves important strategic objectives

E.ON CEO Wulf H. Bernotat said: “Our half-year results demonstrate that we continue to work hard to achieve our growth objectives and further enhance E.ON’s value.” The acquisition of Endesa, a Spanish energy utility, would create further growth opportunities. The EU Commission issued an unconditional antitrust approval of the transaction in late April. On July 27, Spain’s Comisión Nacional de Energía (CNE) also approved the transaction but attached far-reaching conditions. Because E.ON sees no justification for the CNE’s conditions, it filed an appeal against them with Spain’s Ministry of Industry. E.ON remains strongly committed to this transaction and confident that it will bring it to a successful conclusion.

In addition to Endesa, E.ON continues to systematically pursue other strategic objectives. In July E.ON concluded a framework agreement with Gazprom to exchange assets in gas production and in gas trading, gas sales, and the electricity business. Under the agreement, E.ON is to acquire a 25 percent stake (minus one share) in Yushno Russkoye in Siberia, one of the world’s largest natural gas fields. In return, Gazprom is to acquire minority stakes in two E.ON gas companies in Hungary and in E.ON Hungária, a regional power and gas distributor. Natural gas production at Yushno Russkoye is expected to begin next year. In view of the increasing demand for natural gas, E.ON is again making an important contribution towards enhancing Europe’s security of supply for the long term.

E.ON AG Press Release, August 15, 2006	Page 3 of 4

[1] Non-GAAP financial measure; for a reconciliation to net income, see the E.ON Interim Report II/2006, page 9.
This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON AG Press Release, August 15, 2006	Page 4 of 4

E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.